Mail Stop 3561

April 9, 2007

<u>Via Fax & U.S. Mail</u>

Charles M. Sonsteby-Chief Financial Officer
Brinker International, Inc.
6820 LBJ Freeway
Dallas, Texas 75240

      Re: Brinker International, Inc.
              Form 10-K for the year ended June 28, 2006
              Filed August 23, 2006
              File No. 001-10275

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       David R. Humphrey
                       Branch Chief